UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

1 March 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

This report on Form 6-K is deemed to be filed and incorporated by reference in the Registration Statements on Form S−8 (Nos. 333-202772, 333-6040, 333-173246, 333−165870, 333-90808, 333-10430, 333-13308 and 333-103656) of CRH plc, and to be part thereof from the date on which this report has been furnished, to the extent not superseded by documents or reports subsequently filed or furnished

Press Release
CRH Announces Non-Executive
Board Appointment

1 March 2018

CRH plc is pleased to announce the appointment to the Board of Mr. Richard Boucher as a non-executive Director, with effect from 1 March 2018.

Mr. Boucher (59), an Irish citizen, has extensive experience in all aspects of financial services and was Chief Executive of Bank of Ireland Group plc between February 2009 and October 2017. He also held a number of key senior management roles within Bank of Ireland, Royal Bank of Scotland and Ulster Bank. He is a past President of the Institute of Banking in Ireland and of the Irish Banking Federation.

Mr. Boucher is a consultant for Fairfax Financial Group and acts as its nominee on the Board of Atlas Mara Limited, a company with investments in banks in Africa. He is also a non-executive Director of Eurobank Ergasias SA, a bank based in Athens, Greece which has operations in Greece and several other European countries. He holds a Bachelor of Arts (Economics) from Trinity College, Dublin and is a Fellow of the Institute of Banking in Ireland.

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For further information, please contact CRH plc at Dublin 404 1000 (+353 1 404 1000)

Frank Heisterkamp      Head of Investor Relations

About CRH

CRH (LSE: CRH, ISE: CRG, NYSE: CRH) is a leading global diversified building materials group, employing c.87,000 people at c.3,800 operating locations in 31 countries worldwide. With a market capitalisation of c.€24 billion (February 2018), CRH is the largest building materials company in North America and the second largest worldwide. The Group has leadership positions in Europe as well as established strategic positions in the emerging economic regions of Asia and South America. CRH is committed to improving the built environment through the delivery of superior materials and products for the construction and maintenance of infrastructure, housing and commercial projects. A Fortune 500 company, CRH is a constituent member of the FTSE 100 index, the EURO STOXX 50 index, the ISEQ 20 and the Dow Jones Sustainability Index (DJSI) Europe. CRH's American Depositary Shares are listed on the NYSE. For more information visit www.crh.com.

Registered Office: No 12965. Registered Office: 42 Fitzwilliam Square, Dublin 2, R02 R279, Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 1 March 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary